Phillip Frost, M.D.
Chairman of the Board

January 22, 2014

Dear Fellow Shareholders:

We wanted to provide you with a brief update on our corporate governance initiatives.

As you know, we recently announced the selection of Erez Vigodman as our new CEO, following an extensive search with the assistance of an international search firm. Mr. Vigodman will continue as a member of Teva’s Board, an important initial step in our evolving governance structure.

In parallel, we have also undertaken a broader review of Teva’s governance, including, among other things, the size and composition of the Board. As part of this review, we intend to reduce the size of the Board while also adding new Board members with global healthcare experience. We are currently in the process of identifying appropriate candidates.

Corporate governance is a priority of this Board, as we know it is for our shareholders. The constructive input we have received from our shareholders on this topic over the past few months has guided our ongoing review. We will keep you informed as we implement changes and continue to strengthen Teva, with the objective of building shareholder value in partnership with our top-notch management team.

On behalf of the Board of Directors,

Phillip Frost, M.D.